SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 2
To
SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

MGT Capital Investments, Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001
(Title of Class of Securities)

55302P202
(CUSIP Number)

Barry Honig
555 South Federal Highway #450
Boca Raton, FL 33432
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2016
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]   Rule 13d-1(b)
[X]   Rule 13d-1(c)
[   ]   Rule 13d-1(d)

CUSIP No. 55302P202

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0% (Based on 25,875,528 shares of common stock outstanding as of September 23, 2016)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 55302P202

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. 401K (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0% (Based on 25,875,528 shares of common stock outstanding as of September 23, 2016)
12	TYPE OF REPORTING PERSON OO

(1)
Mr. Honig is the trustee of GRQ Consultants, Inc. 401K (“401K”) and in such capacity holds voting and dispositive power over the securities held by 401K.

CUSIP No. 55302P202

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. Roth 401K FBO Barry Honig (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0% (Based on 25,875,528 shares of common stock outstanding as of September 23, 2016)
12	TYPE OF REPORTING PERSON OO

(1)
Mr. Honig is the trustee of GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”) and in such capacity holds voting and dispositive power over the securities held by Roth 401K.

Item 1(a).                       Name of Issuer:

MGT Capital Investments, Inc. (the “Company”)

Item 1(b).                       Address of Issuer's Principal Executive Offices:

The principal executive office of the Company is located at:

500 Mamaroneck Avenue, Suite 320
Harrison, NY 10528

Item 2(a).                       Name of Person Filing.

This statement is filed on behalf of Barry Honig, 401K and Roth 401K (together, the “Reporting Person”).

Item 2(b).                       Address of Principal Business Office or, if None, Residence.

The Reporting Person’s business address is:

555 South Federal Highway #450, Boca Raton, FL 33432

Item 2(c).                       Citizenship.

Mr. Honig is a citizen of the United States. 401K and Roth 401K are organized in the State of Florida.

Item 2(d).                       Title of Class of Securities.

Common Stock, par value $0.001 (“Common Stock”).

Item 2(e).                       CUSIP Number.

55302P202

Item 3.                            Type of Person.

Not applicable.

Item 4.                             Ownership.

(a) Amount beneficially owned: 0

(b) Percent of class: 0% (Based on 25,875,528 shares of common stock outstanding as of September 23, 2016)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.                           Ownership of Five Percent or Less of a Class.

☑

Item 6.                  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.                  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company or Control Person.

Not applicable.

Item 8.                  Identification and Classification of Members of the Group.

Not applicable.

Item 9.                  Notice of Dissolution of Group.

Not applicable.

Item 10.                Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 29, 2016	By:	/s/ Barry Honig
Barry Honig

GRQ Consultants, Inc. 401K
Date: September 29, 2016	By:	/s/ Barry Honig
Barry Honig, Trustee

GRQ Consultants, Inc. Roth 401K FBO Barry Honig
Date: September 29, 2016	By:	/s/ Barry Honig
Barry Honig, Trustee

Annex A

STATEMENT BY CHARLES J. HARDER, ESQ. ON BEHALF OF BARRY HONIG

On September 26, 2016, Barry Honig filed a libel action in the U.S. District Court for the Southern District of New York (Manhattan) against Teri Buhl who claims to be an “investigative journalist” in the financial industry. Buhl wrote two articles about Mr. Honig and his investment in MGT Capital Investments, Inc. that contain numerous false and defamatory statements about Mr. Honig.

Buhl’s articles are a far cry from journalism, and instead are reckless bombastic rants unsupported by fact or research, packaged as “clickbait” to attract viewers to Buhl’s pay site. No actual investigative reporting appears and, instead, Buhl “relies” on unfounded allegations, baseless accusations and idle gossip. No legitimate financial news publication would report this way, and perhaps it is for that reason that Buhl does not work for one.

Before filing suit, Mr. Honig’s attorney, Charles J. Harder, sent multiple communications demanding the retraction of the defamatory statements, and for an apology. Buhl responded to each demand by stating that she would not retract anything, or apologize. Accordingly, Mr. Honig was left with no reasonable alternative but to file suit.

Buhl admits at her website that she was convicted of harassing her boyfriend and his daughter, and ordered to serve 30 days in a maximum security prison for the crime. After her arrest and criminal conviction, one would expect Buhl to correct her conduct and follow the law. Unfortunately, her libelous and defamatory conduct toward Mr. Honig demonstrate a continuation of her illegal conduct and harassment of others.